UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: July 6, 2009

Commission File Number: 001-13184

TECK RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: July 6, 2009	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release	Date: July 5, 2009

09-24-TC

TECK SECURES REDUCTION IN RAIL COSTS

Vancouver – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) today announced the completion of statutory rail rate arbitration proceedings between a Teck subsidiary and Canadian Pacific Railway (“CP”) in respect of rates for westbound coal shipments from Teck’s five mines in southeast British Columbia to Westshore Terminals at Roberts Bank and Neptune Terminals in North Vancouver. The arbitration results will substantially reduce Teck’s coal transportation costs.

The five year rail agreement that previously governed westbound shipments from Teck’s mines in southeast British Columbia expired at the end of March 2009.  Teck initiated final offer arbitration proceedings to establish rates and conditions of service thereafter. The new rate structure established by the arbitral decisions is not linked to the prices of Teck’s coal products.

In a related development, Teck and Canadian National Railway (“CN”) have entered into an agreement relating to the interchange of coal trains between CP and CN at Kamloops BC, for delivery by CN to the Vancouver area, primarily to Neptune Terminals, following a statutory arbitral proceeding between Teck and CP. This important development provides for choice of rail carriers for some coal exports from western Canadian mines for the first time that Teck is aware of. Teck may use the Kamloops interchange for up to 3.5 million tonnes through March 1, 2010

The arbitral decisions provide a rate for the period of April 8, 2009 to April 7, 2010 for the movement of coal to Westshore and Neptune and from April 1, 2009 through March 1, 2010 for shipments to Kamloops.  As a result, Teck expects average transportation costs, including rail and port costs, to be in the range of $33 to $35 per tonne for the 2009 calendar year, compared to previous guidance of $35 to $37 per tonne.

For the 2009 Coal Year commencing April 1, costs are expected to be in the range of $31 to $33 per tonne.  The updated transportation cost range for Coal Year 2009 includes the effect of expected export coal pricing recently disclosed by Teck, which affects port throughput charges at Westshore, as well as updated fuel surcharge estimates.

The rail rates established by the arbitration proceedings are expected to result in savings of approximately $70 million for the 2009 Coal Year, commencing April 1, compared to prior estimates. Teck’s sales guidance of 18 to 20 million tonnes for calendar year 2009 corresponds to an expected sales volume range of 20-22 million tonnes for the 2009 Coal Year. Similar to Teck’s calendar year guidance (which remains as previously disclosed), Teck expects to achieve sales at the upper end of the 2009 Coal Year range.  Of those sales, approximately 3.5 to 4.0 million tonnes per year are shipped under rail rates with CP and CN unaffected by the arbitration proceedings.

The commercial agreement between Teck and CN regarding the movement from Kamloops to Neptune is separate and confidential. CN continues to carry coal from Teck’s Cardinal River mine under separate arrangements.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “expects”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur, or be achieved. Forward-looking statements include statements regarding Teck’s expectations regarding coal sales volumes, realized coal prices, production and transportation costs, as well as production and shipment volumes.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, failure of Teck’s customers to meet their contractual obligations, changes in conditions in the steel market, changes in foreign exchange rates, unplanned disruptions in production or transportation, changes in general economic conditions or conditions in the markets for metallurgical coal, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc, gold and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at www.teck.com.

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Resources Limited

(604) 699-4014

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